

Aisha J. Hunt
Cole-Frieman Mallon & Hunt LLP
One Sansome Street, Suite 1895
San Francisco, CA 94104   July 25, 2012

RE: Two Roads Shared Trust
File Nos.: 333-182417; 811-22718

Dear Ms. Hunt:

On June 28, 2012, you filed on behalf of Two Roads Shared Trust ("Trust" or "Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), to register common shares of four series of the Fund: Alternative Avenue Fund; Belvedere Alternative Income Fund; LJM Preservation and Growth Fund; and LJM Income Plus Fund (individually, "Fund" and collectively, "Funds"). We have reviewed the filing and have the following comments. Comments made in connection with any one Fund apply to the other Funds, where appropriate. Page numbers refer to the EDGAR printout of the registration statement.

Prospectus

1) Alternative Avenue Fund

   a) Fee Table (page 4 of 317)—In your response, please confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.
   b) Fee Table--Footnote (3) refers to the costs of investing in "other investment companies." In your response, explain whether all underlying funds are expected to be "investment companies." In addition, explain whether the amount shown in this line item includes an estimate of any advisory performance fees.
   c) Principal Investment Strategies (page 5)—The third paragraph in the Summary section states that the sub-advisers will employ a variety of strategies, "including, but not necessarily limited to the following." The following paragraph states that the Fund will take long and short positions in equity securities, "including common stocks and preferred stocks…." Please eliminate language that gives the Fund open-ended ability to

engage in strategies or invest in securities that are not specifically described in the prospectus.

d) Fixed Income, Long/Short Credit (page 5)—The disclosure states that the Fund will take long and short positions in "fixed income and debt securities…." Please explain the distinction between these two types of investments.

e) Managed Futures Related Investing (page 6)—This section states that the Fund employs strategies to invest "primarily in a portfolio of futures contracts and futures-related instruments…." Please explain what "primarily" means in the context of this Fund's principal investment strategies. If this Fund is expected to primarily invest in futures contracts and futures-related instruments, please state that in the first paragraph of the section on principal investment strategies. Also, please inform the staff in your response whether the Fund will invest in commodity pools. If so, explain how the underlying fees are reflected in the fee table. In addition, will the Fund invest in affiliated pools or ones in which the Fund has economic control? May such pools include hedge funds? Explain in your response whether the Fund's investment policies would permit it to invest a majority of its assets in financial futures. In this respect, inform the staff whether it is expected that the Fund will qualify as a commodity pool. Also, explain in your response whether the Fund may co-invest with any commodity pools advised by the Fund's adviser or sub-adviser. If the Fund may invest in commodity pools, explain whether the advisers to such pools would be registered under the Investment Advisers Act of 1940. Also, explain the custody arrangements for Fund assets held in such commodity pools. Finally, it appears that there is missing language at the end of this section.

f) The paragraph immediately following the Managed Futures section again uses open-ended language to describe the securities in which the Fund may invest. Please delete such language wherever it appears in the Funds' prospectuses.

g) In the third paragraph above Principal Investment Risks (page 7), the disclosure states that the Fund may invest in credit default swaps. In your response, inform the staff whether the Fund may write credit default swaps and, if so, whether the Fund will have liquid assets to cover the full notional value of the swaps contracts. Also, with respect to all swap contracts, please disclose the percentage of Fund assets that can be invested in contracts with any one counterparty.

h) Principal Investment Risks—Please add an entry about the costs of active portfolio trading.

i) Distressed Securities Risk (page 8)—The disclosure states that these securities may become illiquid over time. Please explain how the Fund intends to monitor its holdings of illiquid securities to stay within the 15 percent limitation.

j) ETF Risk (page 9)—The disclosure under this sub-heading refers only to ETFs linked to the S&P 500 Index. Are these the only ETFs in which the Fund may invest? If so, state this in the strategies section.

k) Fixed Income Risk (page 9)—This section includes a discussion of the interest rate risk associated with derivatives investing. Consider whether this discussion should be in the entry for derivatives risk or in a new entry titled interest rate risk.

l) Item 9 Disclosure—

   a) Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

b) Please add disclosure indicating whether the Fund's investment objective may be changed without shareholder vote and, if so, how much notice is provided.

c) Derivatives Risks (page 21)

   i) Disclose that derivative instruments may be used for hedging and for speculation. *See* Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

   ii) Set forth the principal derivatives strategies in which the Fund may engage. *See* Derivatives Letter.

   iii) Please specify all types of derivatives in which the Fund may invest as part of its principal investment strategies and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

2) Belvedere Alternative Income Fund

   a) Fee Table (page 51)—Please delete the first two sentences in footnote 1.

   b) Principal Investment Strategies (page 52)—Confirm that "high quality" refers to the top two ratings categories. In addition, please clarify the meaning of "short-term."

   c) Written Options Risk (page 54)—The disclosure states that the "Fund's losses are potentially large in a written put transaction and potentially unlimited in a written call transaction." In your response, please explain how this disclosure is consistent with the disclosure below about credit spreads, which states that the Fund's losses are controlled.

   d) Additional Information about Principal Investment Strategies and Related Risks--Index Risk (page 62)—This section appears twice in the prospectus.

   e) The Fulcrum Fee Calculation Methodology for the Fund's Adviser—In your response, please explain how the calculation methodology comports with the requirements under Section 205 of the Investment Advisers Act of 1940. We may have further comments on this issue.

   f) Prior Performance Information (page65-66)—Please identify the method of total return calculation, whether the SEC method or another. In your response, please explain why the S&P 500 Index is an appropriate benchmark for such a specialized fund. Also, explain the references to the two Standard & Poor's 500 Indexes. In the second performance chart, please insert the date of inception in the table heading. Also, if the actual fees/expenses of the accounts are lower than the Fund's fees/expenses, disclosure should state that the use of the Fund's expense structure would have lowered the performance results.

3) LJM Preservation and Growth Fund

   a) In your response, please explain how the "growth" concept reflected in the Fund's name is reflected in the Fund's investment strategies.

b) As noted in prior comments, all language meant to provide investment flexibility to the Fund (language such as "including, but not limited to") should be deleted.

c) Prior Performance (page 112) -- The prospectus states, "At LJM Partners, Ltd. (an affiliate of the Adviser) the portfolio managers, Mr. Caine and Mr. Parvatenini have previously managed a private fund—LJM Preservation and Growth Fund, L.P. (the "Private Fund")—with substantially similar objectives and strategies as they will use to manage the Fund." If true, please add "policies" after objectives." The prior performance information should disclose clearly the source of the prior performance information. Therefore, please clarify the disclosure to indicate whether the performance is shown on behalf of LJM Partners, Ltd. or Mr. Caine and Mr. Parvatenini.   Please provide to the staff the legal basis for showing the performance of an <u>affiliate</u> of the adviser or the portfolio managers. In addition, please confirm to the staff that the performance does not exclude any substantially similar accounts.

To the extent applicable, the prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years.   (Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.)

The disclosure states that the performance excludes expenses incurred within underlying funds, such as mutual funds, closed end funds or pooled investment vehicles. In a letter to the staff please explain why such expenses are excluded. Have such expenses been otherwise factored into the performance.   In addition, please note that if the actual fees/expenses of the Accounts are lower than the fund's fees/expenses, disclosure should state that the use of the fund's expense structure would have lowered the performance results.

If the standardized SEC method is not used to calculate the prior performance, the fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

4) LJM Income Plus Fund
   a) In your response, please explain how the Fund's name comports with its investment objective ("capital preservation with capital appreciation as a secondary goal")

Statement of Additional Information

Please describe the Funds' fundamental policy with respect to concentrating investments in a particular industry or group of industries. Also, please note that the concentration policy may not give the Funds the freedom of action to concentrate in a particular industry. Freedom of action to concentrate (or not concentrate), in other than U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Registrant and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Registrant requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel